EXHIBIT I
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[DESCARTES LOGO]                                                           NEWS


CONTACT INFORMATION:
PUBLIC RELATIONS                                 INVESTOR RELATIONS
Kimberley Emmerson                               Chaya Cooperberg
(519) 746-6114, ext. 2562                        (519) 746-6114 ext. 2757
kemmerson@descartes.com                          ccooperberg@descartes.com
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     THE DESCARTES SYSTEMS GROUP INC. ANNOUNCES DETAILS OF COMMON SHARE AND
                              DEBENTURE PURCHASES

TORONTO, ONTARIO, JULY 14, 2003 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), today announced that, based on initial reports as to the response of its buyback offer, it will purchase for cancellation a total of 11,578,000 Common Shares pursuant to its offer to purchase dated June 2, 2003, at a purchase price of CDN$3.20. The offer for the Common Shares expired at 5:00 p.m. ET (Toronto time) on July 11, 2003.

The number of Common Shares deposited at or below the purchase price as at the expiration date of the offer for Common Shares was 12,976,515. As a result, shareholders who deposited Common Shares at or below the purchase price of CDN$3.20 will have approximately 89.2% of their Common Shares bought back at the purchase price, subject to adjustments to avoid the creation of fractional Common Shares.

Descartes also announced today that 3078393 Nova Scotia Company, a wholly-owned subsidiary of Descartes, based on initial reports as to the response to its offer, will purchase U.S.$45 million of Descartes' outstanding 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 ("Debentures") at a price of U.S.$950 per U.S.$1,000 principal amount of Debentures, plus accrued and unpaid interest.

The offer for Debentures, which also expired at 5:00 p.m. ET (Toronto time) on July 11, 2003, elicited tenders of approximately U.S.$67,953,000 of Debentures at U.S.$950 per U.S. $1,000 principal amount of Debentures. As a result, holders of Debentures deposited to the offer will have approximately 66.22% of the principal amount of Debentures deposited by them purchased at the purchase price, except for adjustments to avoid the creation of fractional debentures.

Descartes, 3078393 Nova Scotia Company and CIBC Mellon Trust Company, as applicable, expect that the final purchase price, pro ration factor and exact number of Common Shares and Debentures to be taken up and paid for under the offers will be determined on or before July 15, 2003. Payment for Common Shares and Debentures tendered and accepted for purchase will be made by July 18, 2003.

Return of Common Shares or Debentures not purchased because of pro ration or because they were invalidly deposited, will be made as promptly as possible.
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[DESCARTES LOGO]                                                           NEWS


The Common Shares to be purchased represent approximately 22% of Descartes' outstanding Common Shares. After giving effect to the purchase and cancellation of such Common Shares, Descartes will have 40,653,711 Common Shares outstanding.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of logistics solutions. In more than 60 countries Descartes' leading solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations. For more information, visit WWW.DESCARTES.COM.

     All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This news release may contain forward-looking statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or the developments in the Company's business or its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the volatility of the market price of the Common Shares and Debentures, global economic and political conditions, the extent to which holders of Common Shares or Debentures deposited their securities under the applicable offer and other factors discussed in the section entitled "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Forward-looking statements are based on management's current plans, estimates, opinions and projections as of the date they are made, and the Company does not undertake to update forward-looking statements if assumptions of these plans, estimates, opinions or projections should change.